March 13, 2015

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the year ended March 31, 2014
File No. 001-31617

Dear Ms. Raminpour:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2015 regarding the Form 10-K for the fiscal year ended March 31, 2014 filed May 21, 2014 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Unit Operating Results

Corporate and Other, page 54

1.

We note your disclosure on page 54 that in fiscal 2014 you recorded an impairment of inventory of $12.7 million related primarily to spare parts held for a medium aircraft model where you have decided to remove this model from your fleet over the next two fiscal years. We also note that this impairment charge has been allocated entirely to the Corporate and Other business unit. Please explain to us why you believe it is appropriate to allocate this charge to the Corporate and Other business unit, rather than one of the geographical business units.

Bristow Group Inc.  2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t (713) 267 7600    f (713) 267 7620    bristowgroup.com

Response: Our global fleet of aircraft operate across our operating business units with the results of the aircraft operations being reported within those business units. Key decisions about the movement of aircraft within those operating business units are managed centrally by our Fleet Management Group. Our central Fleet Management Group and our Operations Leadership Team also make key strategic decisions regarding the timing of our exit from aircraft model types. As our fleet management process and decisions are made centrally and we manage our global fleet of assets across all business units, any charges related to aircraft impairment or gains or losses on the ultimate disposition of assets are not reported within our business unit results regardless of where the assets had operated most recently as management does not consider these charges to be related to any one geographical business unit but rather related to the management of a global fleet of interchangeable assets. In terms of charges recorded for inventory allowances and impairment, our management team also considers this to be part of the centralized process of managing a global fleet of assets and does not allocate those charges to the business units for the same reason aircraft impairment charges or gains or losses on dispositions are not allocated. Management, including our Chief Executive Officer and Chief Operating Officer (our Chief Operating Decision Maker), does not consider these charges when evaluating the performance of our geographical business units. Management believes that an allocation of these inventory impairment charges to the geographical business units would be arbitrary as the ultimate decisions related to aircraft management and the related spare parts inventory are not made locally by the business unit management teams and the aircraft would have operated over their lives in multiple locations.

Notes to the Financial Statements

Note 9. Taxes, page 105

2.

We note that the reconciliation of the U.S. Federal statutory rate to the effective income tax rate includes a line item titled “Net foreign tax on non-U.S. earnings.” For example, confirm if this line represent the difference between the U.S. statutory tax rate of 35% and: (1) the statutory tax rate on non-U.S. earnings, (2) the actual tax rate on non-U.S. earnings, or (3) something else. Additionally, explain how this line item relates to the other reconciling items related to foreign taxes. Finally, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions, and the nature of the factors that are driving the changes in this line item from year to year.

Response: Net foreign tax on non-U.S. earnings represents actual foreign taxes accrued on both (a) the earnings of our foreign subsidiaries and (b) the foreign-sourced income from foreign branches of our U.S. group.

Due to the highly-regulated nature of our business and our short-term contractual arrangements, we often operate in foreign jurisdictions through foreign branches of our major operational legal entities. Therefore, in certain circumstances a stream of income could be taxed in multiple jurisdictions. For example, our U.K. subsidiary’s Nigeria-sourced income is subject to Nigerian withholding tax and subsequently, subject to U.K. income taxes. The “net foreign tax on non-U.S. earnings” line reports the impact of all foreign taxes incurred including withholding tax, branch remittance tax, foreign income tax, and deemed profits tax. The following tables provide detail for our primary foreign jurisdictions:

	FYE 3/31/2014 ($ in thousands)
	Entities’ Countries of Formation - for Primary Foreign Jurisdictions
	United Kingdom	Nigeria	Norway	Australia	Trinidad

Net Pre-tax Income/(Loss)	$160,517	$11,043	$(9,378)	$(17,291)	$(8,914)

Income Tax Expense:
United Kingdom	4,514	—	—	—	—
Nigeria	11,318	9,873	—	—	—
Norway	—	—	(2,691)	—	—
Australia	—	—	—	(5,977)	—
Trinidad	—	—	—	—	2,303
Other	1,700	—	—	972	—

Total Tax Expense	17,532	9,873	(2,691)	(5,005)	2,303

Effective Tax Rate	10.9%	89.4%	28.7%	28.9%	-25.8%

	FYE 3/31/2013 ($ in thousands)
	Entities’ Countries of Formation - for Primary Foreign Jurisdictions
	United Kingdom	Nigeria	Norway	Australia	Trinidad

Net Pre-tax Income/(Loss)	$60,080	$(467)	$2,972	$2,804	$(6,304)

Income Tax Expense:
United Kingdom	9,185	—	—	—	—
Nigeria	5,757	6,752	—	—	—
Norway	—	—	3,133	—	—
Australia	—	—	—	847	—
Trinidad	—	—	—	—	(1,355)
Other	664	—	—	—	279

Total Tax Expense	15,606	6,752	3,133	847	(1,076)

Effective Tax Rate	26.0%	-1446.0%	105.4%	30.2%	17.1%

	FYE 3/31/2012 ($ in thousands)
	Entities’ Countries of Formation - for Primary Foreign Jurisdictions
	United Kingdom	Nigeria	Norway	Australia	Trinidad

Net Pre-tax Income/(Loss)	$(14,862)	$8,716	$2,450	$(3,970)	$(601)

Income Tax Expense:
United Kingdom	(7,381)	—	—	—	—
Nigeria	5,464	4,770	—	—	—
Norway	—	—	733	—	—
Australia	—	—	—	(1,177)	—
Trinidad	—	—	—	—	(378)
Other	1,598	—	—	—	431

Total Tax Expense	(319)	4,770	733	(1,177)	53

Effective Tax Rate	2.1%	54.7%	29.9%	29.6%	-8.8%

In addition to the non-U.S. taxes above, we have accrued non-U.S. income tax expense of $5.0 million, $6.5 million and $8.5 million in fiscal years 2014, 2013, and 2012, respectively, related to our foreign branch earnings of our U.S. group.

Fluctuations in earnings mix (i.e., the countries in which the earnings are attributable), certain statutory exemptions of sales transactions, and taxes that are not driven by pre-tax earnings (i.e., deemed profits tax regimes and withholding taxes based on gross revenues such as Nigeria) are the primary reasons for year-over-year changes in the line titled as “net foreign tax on non-U.S. earnings”. Also, due to the highly mobile nature of our business in which aircraft are moved from country to country as needed under a variety of short-term and long-term contracts, we typically use an offshore leasing structure thereby facilitating efficient fleet deployment. We derive a significant benefit from the offshore leasing structure as it is set up in jurisdictions subject to low or no taxes, such as the Cayman Islands.

The “net foreign tax on non-U.S. earnings” line also includes the tax impacts of prior year return-to-provision adjustments, statutory income tax rate changes (e.g. the U.K. statutory income tax rate changed from 25% to 20% for the period in question), and all other adjustments that are discrete in nature.

3.

We note that the reconciliation of the U.S. Federal statutory rate to the effective income tax rate also includes a line item titled “Foreign earnings indefinitely reinvested abroad.” Please explain to us the nature of the amounts included in this line item and how they differ from the line “Net foreign tax on non-U.S. earnings.” Also, please tell us the nature of the factors that are driving the changes in this line item from year to year.

Response: The Company conducts a significant portion of its business activity outside of the U.S. through its foreign subsidiaries and foreign branches of its U.S. subsidiaries. We consider the earnings of these foreign subsidiaries to be indefinitely invested outside the U.S. on the basis of estimates that future cash generation by the U.S. group will be sufficient to meet future U.S. cash needs without the need for a distribution from our foreign subsidiaries, and also our foreign subsidiaries have specific plans for foreign reinvestment for those earnings. Although the unremitted earnings of certain foreign subsidiaries may have been subject to foreign taxes, we have not provided U.S. deferred taxes on such earnings.

Therefore, a reconciliation line item “foreign earnings indefinitely reinvested abroad” is necessary to reflect the impact of certain foreign subsidiaries earnings not being subject to U.S. federal income tax rate of 35% unless immediately includable in the U.S. federal taxable income as deemed dividends.

Thus, this differs from the “net foreign tax on non-U.S. earnings” line which represents the tax impact of foreign subsidiary and foreign branches of U.S. subsidiary earnings which are subject to tax in jurisdictions other than the U.S.

The year over year change in this line item is predominantly related to the ratio of foreign pre-tax earnings to worldwide pre-tax earnings. In fiscal years 2012 and 2013, the foreign subsidiary earnings represented a higher ratio to the total worldwide pre-tax income after considering the impact of immediate U.S. inclusions compared to fiscal year 2014. Hence the impact on the effective tax rate of permanently-reinvested earnings is significantly smaller in fiscal year 2014. To better demonstrate these facts please refer to the following table:

($ in thousands)	2014	2013	2012
Foreign earnings indefinitely reinvested abroad reduced by current year U.S. inclusions	$46,185	$47,288	$20,893

Worldwide pre-tax book income	244,991	166,677	79,442

Foreign earnings indefinitely reinvested abroad percentage of worldwide pre-tax book income	18.9%	28.4%	26.3%

4.

Your foreign tax expense (i.e., current foreign tax expense plus deferred foreign tax expense) as a percentage of foreign pre-tax income has varied from year to year (10.4% in 2014, 19.3% in 2013, and 15.5% in 2012). Please explain to us the nature of the factors that are driving these changes to the extent not addressed in your response to our comments 2 and 3.

Response: As part of question 2 above, we identified several factors that contributed to the change in our current foreign tax expense. Additional details for changes in our foreign pre-tax earnings from year to year are provided below. Our foreign pre-tax earnings and accrued tax expense by year for our major jurisdictions are highlighted in the following table:

Foreign Pre-Tax Book Income

($ in thousands)

	2014	2013	2012

Australia	$(17,291)	$2,804	$(3,970)
U.K.	160,517	60,080	(14,862)
Norway	(9,378)	2,972	2,450
Nigeria	11,043	(467)	8,716
Trinidad	(8,914)	(6,304)	(601)

Foreign tax expense

($ in thousands)

	2014	2013	2012
Australia	$(5,005)	$847	$(1,177)
U.K.	17,532	15,606	(319)
Norway	(2,691)	3,133	733
Nigeria	9,873	6,752	4,770
Trinidad	2,303	(1,076)	53

As shown above, we experienced significant fluctuations in our earnings in all the major jurisdictions, including jurisdictions in which tax is not derived based on pre-tax earnings.

For example, in Nigeria, we accrue and pay taxes based on our gross income by applying a deemed profit margin of 20%. Therefore, a year of poor financial performance resulting in low or negative pre-tax earnings does not translate to significant tax expense reduction in Nigeria.

The significant decline in our U.K. effective tax rate in fiscal year 2014 as compared to the prior year was caused by the sale in fiscal year 2014 of our U.K. subsidiaries, the FB group of companies (please refer to page 90, Note 3 – “Variable Interest Entities and Other Investments in Significant Affiliates”, “Other Significant Affiliates – Unconsolidated” in our Annual Report on Form 10-K, where we disclose the detail of the FB group of companies sale and other relevant information). Although, a significant gain was reported on the sale, it was exempt from taxation in the U.K. pursuant to the Substantial Shareholdings Exemption. The gain was fully taxable in the U.S. as a deemed inclusion. This also explains the significant change in our permanently reinvested earnings in fiscal year 2014 as compared to the ratio of worldwide pre-tax earnings for the same period.

In addition, fiscal year 2014’s total foreign income tax expense was offset by deferred tax benefits recorded due to large operational losses in Australia and Norway.

Note 10. Employee Benefit Plans, page 108

5.

We note your disclosure in Note 10 that in November 2013 the compensation committee of the board of directors authorized an amendment to all outstanding awards under the 2004 and 2007 plans. Please explain to us how you accounted for this modification under the guidance in ASC 718-20-35 and tell us the amount of any expense that was recognized during fiscal 2014 as a result of the modification. If the total incremental compensation cost resulting from the modification was material, revise to disclose the amount pursuant to ASC 718-10-50-2h.

Response: The amendment authorized by the compensation committee of our board of directors in November 2013 modified the provisions of awards with respect to vesting and exercise of such awards upon the involuntary termination by the Company of the recipient’s employment other than for “Cause” as defined in the recipient’s employment agreement, if any, of as defined in the amendment.

The amendment was a modification as defined by ASC 718-10-20, which defines an amendment as “a change in any of the terms or conditions of a share-based payment.” Per ASC 718-20-35-3, “A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.”

However, per ASC 718-20-55-107, paragraphs 718-20-35-3, total recognized compensation cost for an equity award that is modified shall at least equal the fair value of the award at the grant date unless, at the date of the modification, the performance or service conditions of the original award are not expected to be satisfied. If awards are expected to vest under the original vesting conditions at the date of the modification, an entity shall recognize compensation cost if either of the following criteria is met:

a. The awards ultimately vest under the modified vesting conditions

b. The awards ultimately would have vested under the original vesting conditions.

As of November 4, 2013, we expected the awards to ultimately vest under the original vesting conditions. As such, we continued to recognize compensation cost equal to the fair value of the award at the grant date and no additional compensation expense was recorded during fiscal year 2014.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7649.

Sincerely,

Bristow Group Inc.

/s/ John H. Briscoe
John H. Briscoe
Senior Vice President and Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, General Counsel
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Claire Erlanger, Securities and Exchange Commission